
August 12, 2022

Drew Wilkerson
Chief Executive Officer
RXO, LLC
Five American Lane
Greenwich, CT 06831

> **Re: RXO, LLC**
> **Amendment No. 2 to Draft Registration Statement on Form 10-12B**
> **Submitted August 3, 2022**
> **CIK No. 0001929561**

Dear Mr. Wilkerson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form 10

Combined Summary Financial Results for the Twelve Months Ended December 31, 2021 and 2020
Management's Discussion and Analysis of Financial Condition and Results of Operation, page 76

1. In response to comment three you revised to disclose that of the $1.3 billion year-over-year increase in revenue, 63% was driven by volume increases and changes in mix and 37% was driven by pricing increases. Please discuss and analyze changes in revenue due to volume and changes in revenue due to mix.

2. You stated in your response to comment six that as macroeconomic conditions continue to recover from the disruptions of the pandemic, you expect that revenue impacts, both positive and negative, will normalize and all operating segments will benefit more equally

from shared secular tailwinds in freight transportation. As a result, you expect revenue growth rates for your operating segments to converge in future periods. Please describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues or income from continuing operations. Refer to Item 303(b)(2)(ii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Huntington